UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Greenhill & Co., Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

395259104

(CUSIP Number)

Scott L. Bok

c/o Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

with a copy to:

Harold J. Rodriguez, Jr.

Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

(Name, address and telephone number of person authorized to receive notices and communications)

August 6, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 395259104	13D	Page 1 of 11

1	Names of Reporting Persons Scott L. Bok
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 1,830,022
	9	Sole Voting Power None
	10	Shared Dispositive Power 1,830,022

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,830,022
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 395259104	13D	Page 2 of 11

1	Names of Reporting Persons Bok Family Partners, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 867,463
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 867,463

11	Aggregate Amount Beneficially Owned by Each Reporting Person 867,463
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.4%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 395259104	13D	Page 3 of 11

1	Names of Reporting Persons Bok Family Foundation
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 288,783
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 288,783

11	Aggregate Amount Beneficially Owned by Each Reporting Person 288,783
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.5%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 4 of 11

1	Names of Reporting Persons Scott L. Bok November 2018 Annuity Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 409,859
	8	Shared Voting Power None
	9	Sole Dispositive Power 409,859
	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 409,859
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.1%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 5 of 11

1	Names of Reporting Persons Scott L. Bok May 2019 Annuity Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 263,917
	8	Shared Voting Power None
	9	Sole Dispositive Power 263,917
	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 263,917
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.3%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 6 of 11

Explanatory Note

The purpose of this Amendment No. 3 (the “Amendment No. 3”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission on January 10, 2018, as amended on June 26, 2018 and on November 13, 2018 (the “Schedule 13D”) is to reflect an increase in the percentage of the shares of Common Stock, par value $0.01 per share (the “Shares”), of Greenhill & Co., Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons. The increase in the percentage of the Shares beneficially owned by the Reporting Persons since the Schedule 13D was last amended on November 13, 2018 is attributable to (i) Scott L. Bok receiving 94,265 Shares on February 5, 2019 from the settlement of Restricted Stock Units (200,362 Restricted Stock Units vested (including 62,336 Shares from the vesting on January 30, 2019 of Performance-Based Restricted Stock Units granted on January 27, 2016 that were conditional upon the Issuer meeting certain growth performance goals between January 1, 2016 and December 31, 2018) and 106,097 Shares were withheld to satisfy applicable tax withholding obligations), (ii) Bok Family Partners, L.P.’s purchase on the open market of 107,220 Shares on August 5, 2019 and of 32,000 Shares on August 6, 2019 and (iii) a decrease in the outstanding Shares. In addition, this Amendment No. 3 reflects (i) on November 16, 2018, 169,652 Shares reverted back to Scott L. Bok’s direct beneficial ownership from that of the Scott L. Bok November 2015 Annuity Trust, which is removed as a Reporting Person on this Amendment No. 3 and (ii) on May 6, 2019, Scott L. Bok transferred 263,917 Shares from his direct beneficial ownership to that of the Scott L. Bok May 2019 Annuity Trust, which is now listed as a Reporting Person on this Amendment No. 3 (such transfers collectively the “Intra-Group Transfers”). The Intra- Group Transfers resulted in no change in the aggregate number of Shares beneficially owned by the Reporting Persons. Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 3 and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is amended and restated as follows:

Reporting Person	Address of Principal Office / Business or Residence Address	Jurisdiction of Organization / Citizenship	Occupation and Name / Address of Employer	Principal Business
Scott L. Bok	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	United States of America	Chief Executive Officer of Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	Investment Banking

Bok Family Partners, L.P.	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	Delaware	N/A	Holding Company

Bok Family Foundation	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	Connecticut	N/A	Charitable Foundation

Scott L. Bok November 2018 Annuity Trust	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	New York	N/A	Grantor Retained Annuity Trust Holding Assets for the Benefit of Scott L. Bok and His Two Children

Scott L. Bok May 2019 Annuity Trust	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	New York	N/A	Grantor Retained Annuity Trust Holding Assets for the Benefit of Scott L. Bok and His Two Children

CUSIP No. 395259104	13D	Page 7 of 11

Director / Officer / Control Person of a Reporting Person	Address of Principal Office / Business or Residence Address	Jurisdiction of Organization / Citizenship	Occupation and Name /Address of Employer	Principal Business

Bok Family Partners, L.P.
Control Persons

Scott L. Bok, General Partner	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	See above.	See above.	See above.

Bok Family Foundation
Control Persons

Scott L. Bok, Trustee	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	See above.	See above.	See above.

Roxanne Bok, Trustee	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	United States of America	Not employed.	N/A

Elliot Peter Bok, Trustee	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	United States of America	Financial Analyst, CBRE Group, 200 Park Avenue, New York, NY 10166	Commercial Real Estate Services

Scott L. Bok November 2018 Annuity Trust
Control Persons

Scott L. Bok, Trustee	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	See above.	See above.	See above.

Scott L. Bok May 2019 Annuity Trust
Control Persons

Scott L. Bok, Trustee	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	See above.	See above.	See above.

During the last five years, none of the Reporting Persons nor directors, officers or other control persons of a Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On February 5, 2019, Scott L. Bok received 94,265 Shares from the settlement of vested Restricted Stock Units (200,362 Restricted Stock Units vested (including 62,336 Shares from the vesting on January 30, 2019 of Performance-Based Restricted Stock Units granted on January 27, 2016 that were conditional upon the Issuer meeting certain growth performance goals between January 1, 2016 and December 31, 2018) and 106,097 Shares were withheld to satisfy applicable tax withholding obligations). This transaction was made pursuant to the Prior Plan (as defined below).

CUSIP No. 395259104	13D	Page 8 of 11

On August 5, 2019, Bok Family Partners, L.P. purchased 107,220 Shares through a broker on the open market at a price per share of $14.30. The source of funds for such purchase was personal funds lent to Bok Family Partners, L.P. by its general partner, Scott L. Bok.

On August 6, 2019, Bok Family Partners, L.P. purchased 32,000 Shares through a broker on the open market at a price per share of $14.54. The source of funds for such purchase was personal funds lent to Bok Family Partners, L.P. by its general partner, Scott L. Bok.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

As of August 22, 2019, the Scott L. Bok November 2015 Annuity Trust was removed as a reporting person following the reversion of all remaining Shares beneficially owned by the Scott L. Bok November 2015 Annuity Trust back to Scott L. Bok’s direct beneficial ownership.

As of August 22, 2019, an additional grantor retained annuity trust of which Scott L. Bok is the sole trustee was added as a Reporting Person.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a)    See Item 9 on the Cover Pages to this Amendment No. 3. Percentages are based on 19,756,765 Shares outstanding as of August 21, 2019.

As of the date hereof, the Reporting Persons beneficially own 1,830,022 Shares as a group, representing approximately 9.3% of the outstanding Shares.

Scott L. Bok. Scott L. Bok is the direct beneficial owner of no Shares.

Bok Family Partners, L.P. Scott L. Bok controls Bok Family Partners, L.P. Bok Family Partners, L.P. is the direct beneficial owner of 867,463 Shares, representing approximately 4.4% of the outstanding Shares.

Bok Family Foundation. Scott L. Bok controls the Bok Family Foundation. The Bok Family Foundation is the direct beneficial owner of 288,783 Shares, representing approximately 1.5% of the outstanding Shares.

Scott L. Bok November 2018 Annuity Trust. Scott L. Bok controls the Scott L. Bok November 2018 Annuity Trust. The Scott L. Bok November 2018 Annuity Trust is the direct beneficial owner of 409,859 Shares, representing approximately 2.1% of the outstanding Shares.

Scott L. Bok May 2019 Annuity Trust. Scott L. Bok controls the Scott L. Bok May 2019 Annuity Trust. The Scott L. Bok May 2019 Annuity Trust is the direct beneficial owner of 263,917 Shares, representing approximately 1.3% of the outstanding Shares.

(b)    Number of Shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: See item 7 on the Cover Pages to this Amendment No. 3.

(ii) Shared power to vote or to direct the vote: See item 8 on the Cover Pages to this Amendment No. 3.

(iii) Sole power to dispose or to direct the disposition: See item 9 on the Cover Pages to this Amendment No. 3.

(iv) Shared power to dispose or to direct the disposition: See item 10 on the Cover Pages to this Amendment No. 3.

(c)    On November 16, 2018, 169,652 Shares reverted back to Scott L. Bok’s direct beneficial ownership from that of the Scott L. Bok November 2015 Annuity Trust pursuant to the terms of such trust.

On February 5, 2019, Scott L. Bok received 94,265 Shares from the settlement of vested Restricted Stock Units (200,362 Restricted Stock Units vested (including 62,336 Shares from the vesting on January 30, 2019 of Performance-Based Restricted Stock Units granted on January 27, 2016 that were conditional upon the Issuer meeting certain growth performance goals between January 1, 2016 and December 31, 2018) and 106,097 Shares were withheld to satisfy applicable tax withholding obligations).

CUSIP No. 395259104	13D	Page 9 of 11

On May 6, 2019, Scott L. Bok transferred 263,917 Shares from his direct beneficial ownership to that of the Scott L. Bok May 2019 Annuity Trust.

On August 5, 2019, Bok Family Partners, L.P. purchased 107,220 Shares through a broker on the open market at a price per share of $14.30.

On August 6, 2019, Bok Family Partners, L.P. purchased 32,000 Shares through a broker on the open market at a price per share of $14.54.

Except as described in this Item 5(c), there have been no transactions in Shares effected during the past 60 days by any of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated as follows:

Equity Incentive Plans. As the Chief Executive Officer of the Issuer, Scott L. Bok is eligible to receive awards under the Issuer’s Equity Incentive Plans, which were adopted to motivate employees of the Issuer and allow them to participate in the ownership of Shares. The 2019 Equity Incentive Plan became effective upon its approval by the Issuer’s stockholders at the Issuer’s annual meeting on April 24, 2019 (the “Equity Incentive Plan”). The 2015 Equity Incentive Plan, as amended and restated, became effective as of March 9, 2015 and was approved by the Issuer’s stockholders at the Issuer’s annual meeting in April, 2015 (the “Prior Plan” and, together with the 2019 Equity Incentive Plan, the “Equity Incentive Plans”). The Prior Plan was terminated replaced and superseded by the Equity Incentive Plan, except that any awards granted under the Prior Plan continue to be subject to the terms of the Prior Plan and any applicable award agreement, including any such terms that are intended to survive the termination of the Prior Plan or the settlement of such award, and shall remain in effect pursuant to their terms. The 2019 Equity Incentive Plan is administered by the Compensation Committee, which has the authority, either directly or through its delegates, to grant equity awards to eligible persons including employees, directors and certain other non-employees as selected by the Compensation Committee. Awards under the 2019 Equity Incentive Plan may be granted in the form of stock options, restricted stock, restricted stock units, performance awards, or other stock-based awards. The maximum number of Shares that may be issued under the 2019 Equity Incentive Plan in respect of awards granted thereunder is 8,751,974, which figure includes (i) 6,500,000 Shares that may be issued under the 2019 Equity Incentive Plan and (ii) 2,251,974 Shares that were not issued under the Prior Plan as of the effective date of the 2019 Equity Incentive Plan that may now be offered or sold under the 2019 Equity Incentive Plan, subject to certain adjustments for major corporate transactions or awards which are cancelled, terminated, forfeited, fail to vest or are otherwise not paid or settled for any reason. Awards granted under the Equity Incentive Plans generally vest ratably over a period of four to five years beginning on the first anniversary of the grant date or in full on the third, fourth or fifth anniversary of the grant date. The default treatment under the Equity Incentive Plans provides that awards shall fully vest upon a termination of employment as a result of death or disability (or retirement with respect to awards granted under the Prior Plan) and that awards are forfeited upon any other termination of employment outside of the change in control context. This summary of the Equity Incentive Plans is qualified in its entirety by reference to the 2019 Equity Incentive Plan and the Prior Plan, copies of which are attached hereto as Exhibit 1 and Exhibit 5, respectively, and incorporated herein by reference.

Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification. On September 25, 2017, the Compensation Committee granted Scott L. Bok a $2,750,000 award of PRSUs in exchange for agreeing to forego 90% of his base salary, effective as of January 1, 2018 and through December 31, 2022. Each PRSU represents the right to receive, upon and subject to the vesting of the PRSU, the number of Shares determined under the award agreement. At the time of grant, such PRSUs were to be eligible for vesting on the earlier to occur of (i) September 30, 2022 and (ii) the maturity date of the 2017 Term Loans, subject to Scott L. Bok’s continued employment through such date and the Compensation Committee’s determination that (x) the Recapitalization transactions have been completed, (y) there has been no default in relation to the 2017 Term Loans and (z) the 2017 Term Loans have been repaid in full. In connection with the refinancing of the 2017 Term Loans which the Issuer completed on April 12, 2019, the Issuer’s Board of Directors determined that the above performance conditions of such PRSUs had been satisfied and that such PRSUs will vest on September 30, 2022, subject to Scott L. Bok’s continued employment through such date. The PRSU award described above is subject to the terms and conditions, including provisions relating to termination and change of control, of the Prior Plan and the Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification (the “PRSU Award Notification”). This summary of the PRSU Award Notification is qualified in its entirety by reference to the PRSU Award Notification, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

CUSIP No. 395259104	13D	Page 10 of 11

Joint Filing Agreement. On January 10, 2018, each of Scott L. Bok, Bok Family Partners, L.P., the Bok Family Foundation and the Scott L. Bok November 2015 Annuity Trust entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect the securities of the Issuer to the extent required by applicable law. This summary of the Joint Filing Agreement is qualified in its entirety by reference to the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference.

Funding Arrangement. On November 8, 2018, November 9, 2018 and, November 12, 2018, November 13, 2018, August 5, 2019 and August 6, 2019 Scott L. Bok lent personal funds to Bok Family Partners, L.P. to fund the transactions by Bok Family Partners, L.P. on such dates described in Item 3 to the Schedule 13D, as amended by this Amendment No. 3 (the “Funding Arrangement”).

Joinder Agreements. On November 13, 2018 and August 21, 2019, Scott L. Bok, in his capacity as trustee of the Scott L. Bok November 2018 Annuity Trust and the Scott L. Bok May 2019 Annuity Trust, respectively, executed a joinder agreement (each a “Joinder Agreement” and, together, the “Joinder Agreements”) to the Joint Filing Agreement, pursuant to which the Scott L. Bok November 2018 Annuity Trust and the Scott L. Bok May 2019 Annuity Trust agreed to be bound by the terms and conditions set forth in the Joint Filing Agreement providing for the joint filing on behalf of each of the Reporting Persons of statements on Schedule 13D with respect the securities of the Issuer to the extent required by applicable law. This summary of the Joinder Agreements is qualified in its entirety by reference to the Joinder Agreements, copies of which are attached hereto as Exhibits 4 and 6, respectively, and incorporated herein by reference.

Except for the Equity Incentive Plan, PRSU Award Notification, Joint Filing Agreement, Funding Arrangement and Joinder Agreements, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit Number	Description

5	Greenhill & Co., Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed on March 20, 2019).*

6	Joinder Agreement, dated August 21, 2019, to the Joint Filing Agreement.

*	Previously filed.

CUSIP No. 395259104	13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 21, 2019

Scott L. Bok

By:	/s/ Scott L. Bok
Name:	Scott L. Bok

Bok Family Partners, L.P.

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	General Partner

Bok Family Foundation

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

Scott L. Bok November 2018 Annuity Trust

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

Scott L. Bok May 2019 Annuity Trust

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

EXHIBIT INDEX

Exhibit Number	Description

1	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed on March 13, 2015).*

2	Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on September 26, 2017).*

3	Joint Filing Agreement, dated January 10, 2018, by and among the Reporting Persons.*

4	Joinder Agreement, dated November 13, 2018, to the Joint Filing Agreement.*

5	Greenhill & Co., Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed on March 20, 2019).*

6	Joinder Agreement, dated August 21, 2019, to the Joint Filing Agreement.

*	Previously filed.